

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 18, 2008

Michael Fries
Chief Executive Officer
Liberty Global, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

> **Re:** **Liberty Global, Inc.**
> **Form 10-K for period ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 000-51360**

Dear Mr. Fries:

We have reviewed your filing and have the following comments, which should be complied with **in all future filings**. Please indicate, in your response letter, your understanding of our request for future compliance. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Legal Proceedings, page I-48

1. We note your disclosure of certain legal proceedings involving your subsidiaries. In future filings, clarify whether any disclosed litigation is required by Item 103 of Regulation S-K. In this regard, it is not clear whether you are disclosing "ordinary course" litigation or material litigation "other than ordinary routine litigation incidental" to your business. If you characterize any disclosed legal proceedings as "ordinary

Michael Fries
Chief Executive Officer
Liberty Global, Inc.
March 18, 2008
Page 2

course" litigation, explain why you have highlighted these legal proceedings, as opposed to other ordinary course litigation involving the company or its subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-4

Overview, page II-4

2. We note the company's history of operating losses. Although the company has provided forward-looking information and analysis with respect to certain financial metrics, such as revenue growth and subscriber retention rates, management has not addressed what steps it plans to take and what has to occur for the company to become profitable. In future filings, please address here and in your results of operations.

Results of Operations, page II-7

3. We note your statement that foreign currency exchange rates have had a "significant impact" on your operating results. We also note your later discussion of your hedging activities to limit your exposure to fluctuations in currency exchange rates. In future filings, provide clearer disclosure on whether the impact has been generally negative or positive and whether your hedging activities have been effective in minimizing your exposure to material fluctuations.

*   *   *   *

As appropriate, please ensure that all future filings comply with these comments. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Elizabeth Markowski, Esq. (*via facsimile*)
303.220.6600